UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
ION MEDIA NETWORKS, INC.
(Name of Subject Company (Issuer))
ION MEDIA NETWORKS, INC.
(Name of Filing Person (Issuer))
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK
(Title of Class of Securities)
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK (CUSIP No. 46205A400)
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK (CUSIP Nos. 46205A301 and 46205A202)
(CUSIP Number of Class of Securities)
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications Behalf of Filing Person)
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$831.6 million	$25,531

(1)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Company’s 13 1/4% Preferred Stock and 9 3/4% Preferred Stock that may be received by the Company in the Exchange Offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,531
Form or Registration No.: SC TO-I
Filing Party: ION Media Networks, Inc.
Date Filed: June 8, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 5 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed on June 8, 2007 by ION Media Networks, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) its newly issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (the “Series A Notes”) and, depending on the participation levels in the Exchange Offer, either its newly issued 12% Series A-1 Mandatorily Convertible Preferred Stock due 2013 (the “Series A-1 Convertible Preferred Stock”) or its newly issued 12% Series B Mandatorily Convertible Preferred Stock due 2013 (the “12% Series B Convertible Preferred Stock”) for any and all of its outstanding shares of 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Old Stock”) validly tendered and accepted.
     The Exchange Offer is made upon the terms and subject to the conditions described in the offer to exchange and consent solicitation dated June 8, 2007 (as may be supplemented or amended from time to time, the “Offer to Exchange”) and the related Letter of Transmittal and Consent previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(i)(iii). The information in the Offer to Exchange, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Exchange.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented as follows:
(i) The following condition under the captions “Questions and Answers About the Exchange Offer and Consent Solicitation—What are the conditions to the closing of the Exchange Offer?” and “Conditions of the Exchange Offer” on pages 3 and 86, respectively, of the Offer to Exchange is hereby deleted:
“we, CIG and the NBCU Entities have agreed that we should terminate the Exchange Offer or postpone the acceptance for exchange of tendered Senior Preferred Stock;”
(ii) The Exchange Offer has been extended and will now expire at 11:59 P.M., New York City time, on Friday, July 13, 2007, unless extended or terminated. The Exchange Offer was scheduled to expire at 12:01 A.M., New York City time, on July 11, 2007.
Item 8. Interest in Securities of the Subject Company.
Item 8 of the Schedule TO is hereby amended and supplemented as follows:
     The information under the caption “Security Ownership” is hereby amended and restated as follows:
     “Except as otherwise described in this offer to exchange, neither we nor any of our subsidiaries or, to the best of our knowledge after due inquiry, any of our directors, executive officers or affiliates or any of our subsidiaries’ directors or executive officers, nor any associates or subsidiaries of any of the foregoing, (a) owns any Senior Preferred Stock or (b) has effected any transactions involving the shares of Senior Preferred Stock during the 60 days prior to the date of this offer to exchange.”
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:
     On July 10, 2007, the Court of Chancery of the State of Delaware in and for New Castle County denied the motion by a group of plaintiffs purporting to hold shares of the Company’s 9 3/4% Preferred Stock and a group of plaintiffs purporting to hold shares of the Company’s 14 1/4% Preferred Stock to enjoin the Exchange Offer and Consent Solicitation.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Exhibit
(a)(10)	Press Release, issued July 11, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ION MEDIA NETWORKS, INC.
By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Dated: July 11, 2007